UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

A MEETING WAS HELD BETWEEN HERMAN GREF, THE CHAIRMAN OF THE BOARD AND CHIEF
EXECUTIVE OFFICER OF SBERBANK, AND IGOR ZYUZIN, THE CHAIRMAN OF THE BOARD OF
DIRECTORS OF MECHEL ОАО

Moscow, Russia - April 26, 2013 – A meeting took place on April 25 between
Herman Gref, Chairman of the Board and Chief Executive Officer of Sberbank, and
Igor Zyuzin, the Chairman of the Board of Directors of Mechel ОАО (NYSE: MTL).

Various aspects of further cooperation were discussed during the meeting.  The participants confirmed that Sberbank and Mechel view each other as reliable and promising partners interested in long-term, mutually-beneficial cooperation.

Herman Gref emphasized that Sberbank is always ready to consider various options to support the industrial projects that Mechel is developing which are important for the Russian economy, such as the construction of a universal rolling mill at
Chelyabinsk Metallurgical Plant and the development of the Elga coal deposit in
South Yakutia. Igor Zyuzin in turn noted that partner-like relations with
Russia’s leading financial institutions are of strategic importance to Mechel.

Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

***
Sberbank of Russia
Alexander Baziyan
Public Relations
Tel. +7(495) 957 5721
media@sberbank.ru

Sberbank of Russia is the largest bank in Russia which has about one third of all assets in the Russian banking sector. The founder and principal shareholder is the Central Bank of Russia, which owns 50% of the Bank's authorized capital plus 1 voting share. The rest of the shares are held by international and domestic investors. More than 100 million individual customers bank with
Sberbank and about 1 million of businesses. Sberbank has a unique branch network in Russia: more than 18,000 units and branches. The foreign net of the Bank represents bank subsidiaries, branches and representative offices in 20 countries including CIS, Central and Eastern Europe as well as Turkey.

General license of the Bank of Russia to perform bank operations 1481.
Bank’s official site -  www.sberbank.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 26, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO